Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Fourth Quarterly Dividend for 2013

-- Confirms appointment of Dr. Yong Cui as President --

BEIJING, Feb. 24, 2014 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with primary focus on high growth cities in China, today announced that its Board of Directors has declared a cash dividend for the fourth quarter of 2013 of US$0.025 per common share, or US$0.05 per American Depositary Share (ADS), which will be payable on March 20, 2014 to shareholders of record as of March 7, 2014.

Additionally, the Company also announced that Dr. Yong Cui had been appointed as President of the Company in the second half of 2013, after having worked with the Company as a Director since 2006, focusing on financing, overseas business and corporate strategy.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji'nan, Suzhou, Kunshan, Xuzhou, Chengdu, and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the U.S. market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Ms. Helen Zhang
Interim CFO
Tel: +86 (10) 8588-9398
Email: irmanager@xyre.com

ICR, LLC

William Zima
In U.S.: +1 646-308-1472
In China: +86 (10) 6583-7511
Email: william.zima@icrinc.com

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